UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number 1-12383
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Rockwell Automation Retirement Savings Plan For Hourly Employees
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Rockwell Automation, Inc.,
1201 South 2nd Street,
Milwaukee, Wisconsin 53204

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Rockwell Automation Retirement Savings Plan
for Hourly Employees and Participants therein:
We have audited the accompanying statements of net assets available for benefits of Rockwell Automation Retirement Savings Plan for Hourly Employees (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the Table of Contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.
Baker Tilly Virchow Krause, LLP
Milwaukee, Wisconsin
June 23, 2009

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS

INVESTMENTS:
Defined Contribution Master Trust (Note 3)	$34,756,017	$56,609,365
Participant Loans	847,665	1,483,225

Total investments at fair value	35,603,682	58,092,590

Adjustment from fair value to contract value for interest in Defined Contribution Master Trust relating to fully benefit-responsive investment contracts	254,394	(135,685)

NET ASSETS AVAILABLE FOR BENEFITS	$35,858,076	$57,956,905

See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	$57,956,905	$90,440,805

ADDITIONS:
Income from investments:
Interest in income of Defined Contribution Master Trust	—	5,457,260
Interest on Participant Loans	81,491	154,899

Total income from investments	81,491	5,612,159

Contributions:
Employer	624,195	552,430
Employee	1,689,173	1,602,306

Total contributions	2,313,368	2,154,736

Total additions	2,394,859	7,766,895

DEDUCTIONS:
Loss from investments:
Interest in loss of Defined Contribution Master Trust	11,569,838	—
Payments to participants or beneficiaries (Note 6)	9,633,763	39,456,698
Administrative expenses	36,754	51,103

Total deductions	21,240,355	39,507,801

NET DECREASE BEFORE TRANSFERS	(18,845,496)	(31,740,906)

NET TRANSFERS BETWEEN AFFILIATED PLANS	(3,253,333)	(742,994)

NET DECREASE	(22,098,829)	(32,483,900)

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$35,858,076	$57,956,905

See notes to financial statements.

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2008 AND 2007
1.	DESCRIPTION OF THE PLAN

The following brief description of the Rockwell Automation Retirement Savings Plan for Hourly Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

a.
General - The Plan is a defined contribution savings plan sponsored by Rockwell Automation, Inc. (“Rockwell Automation”). The Rockwell Automation Employee Benefit Plan Committee and the Plan Administrator control and manage the operation and administration of the Plan. Fidelity Management Trust Company (the “Trustee”) is the trustee of the Rockwell Automation, Inc. Defined Contribution Master Trust (the “Master Trust”). The assets of the Plan are managed by the Trustee and several other investment managers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participants in the Plan may invest in a suite of twelve lifestyle mutual funds, nine core investment options and a mutual fund brokerage option. In addition, the Rockwell Automation Stock Fund was available in 2008 and 2007 and is specific to the Plan.

Effective June 29, 2007, Rockwell Automation removed the Exxon Mobil Stock Fund, a closed stock fund, as an investment option. If a participant did not take action by June 29, 2007, the participant’s investment in the Exxon Mobil Stock Fund, if any, was automatically transferred to a Fidelity Freedom Fund based on the participant’s date of birth.

b.
Participation - The Plan provides that eligible employees electing to become participants may contribute up to a maximum of 25% of base compensation, as defined in the Plan document. Participant contributions can be made either before or after United States federal taxation of a participant’s base compensation. However, pre-tax contributions by highly compensated participants are limited to 12% of the participant’s base compensation. In addition, highly-compensated participants may contribute up to an additional 4% on an after-tax basis.

Rockwell Automation contributes an amount equal to 50% of the first 6% of base compensation contributed by the participant. (See Note 10) Rockwell Automation contributions are made to the Rockwell Automation Stock Fund. Participants may elect to transfer a portion or all of their holdings in the Rockwell Automation Stock Fund to one or more of the other investment funds.

c.
Investment Elections - Participants may contribute to any or all of the funds that are available for contributions in 1% increments. Participants may change such investment elections on a daily basis. If a participant does not have an investment election on file, contributions are made to one of the Fidelity Freedom Funds, based on the participant’s date of birth.

d.
Unit Values - Participants do not own specific securities or other assets in the various funds, but have an interest therein represented by units valued as of the end of each business day. However, voting rights are extended to participants in proportion to their interest in each stock fund and each mutual fund, as represented by common units. Participants’ accounts are charged or credited for Plan earnings or loss from investments, as the case may be, with the number of units properly attributable to each participant.

e.
Vesting - Each participant is fully vested at all times in the portion of the participant’s account that relates to the participant’s contributions and earnings thereon. Rockwell Automation’s matching contributions and earnings are vested after the participant has completed three years of vesting service.

f.
Loans - A participant may obtain a loan in an amount as defined in the Plan document (not less than $1,000 and not greater than the lower of $50,000, reduced by the participant’s highest outstanding loan balance during the 12 month period before the date of the loans, or 50% of the participant’s vested account balance less any outstanding loans) from the balance of the participant’s account. Loans are secured by the remaining balance in the participant’s account. Interest is charged at a rate equal to the prime rate plus 1% at inception date of the loan. The loans can be repaid through payroll deductions over terms of 12, 24, 36, 48 or 60 months, or up to 120 months for the purchase of a primary residence, or repaid in full at any time after a minimum of one month. Payments of principal and interest are credited to the participant’s account. Participants may have up to two outstanding loans at any time from the Plan.

g.
Forfeitures - When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account represents a forfeiture, as defined in the Plan document. Forfeitures remain in the Plan and subsequently are used to reduce Rockwell Automation’s contributions to the Plan in accordance with ERISA. However, if the participant is re-employed with Rockwell Automation and fulfills certain requirements, as defined in the Plan document, the participant’s account will be restored. As of December 31, 2008 and 2007, forfeited nonvested accounts totaled $68,189 and $68,314, respectively. During the years ended December 31, 2008 and 2007 Rockwell Automation’s contributions were reduced by $13,898 and $25,625, respectively, from forfeited nonvested accounts.

h.
Plan Termination - Although Rockwell Automation has not expressed any current intent to terminate the Plan, Rockwell Automation has the authority to terminate or modify the Plan and to suspend contributions to the Plan in accordance with ERISA. If the Plan is terminated or contributions by Rockwell Automation are discontinued, each participant’s employer contribution account will be fully vested. Benefits under the Plan will be provided solely from Plan assets.

i.
Withdrawals and Distributions - Active participants may withdraw certain amounts up to their entire vested interest when the participant attains the age of 59-1/2. Active participants also may withdraw certain amounts when financial hardship is demonstrated. Participant vested amounts are payable upon retirement, death or other termination of employment.

j.	Expenses - Plan fees and expenses, including fees and expenses associated with the provision of administrative services by external service providers, are paid from Plan assets.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
a.
Valuation of Investments - The Plan has an interest in the net assets of the Master Trust. The net assets of the Master Trust are stated at fair value. Benefit responsive investment contracts held in the Master Trust are then adjusted and stated at contract value. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a common collective trust (the “Stable Value Fund”) held by the Master Trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The Statements of Changes in Net Assets Available for Benefits are presented on a contract value basis.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the dividend payable date. The loan fund is stated at cost, which approximates fair value.

b.
Fair Value Measurements - Effective January 1, 2008, the Plan adopted Statement on Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements. SFAS No. 157 established a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement.

SFAS No. 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 - Valuation based on quoted prices in active markets for identical assets or liabilities that the Master Trust has the ability to access. Since the valuation is based on quoted prices that are readily and regularly available in the active market, valuation of these investments does not entail a significant degree of judgment.
Level 2 - Valuation based on quoted prices in markets that are not active or for which all significant inputs are observable, directly or indirectly. Valuation methodology for these assets include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 - Valuation based on inputs that are unobservable and significant to the overall fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for the Plan’s non-Master Trust related investments measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.
Participant Loans: Valued at amortized cost plus accrued interest, which approximates fair value.

The following table sets forth by level, within the fair value hierarchy, the Plan’s non-Master Trust related investments at fair value as of December 31, 2008:
Investments at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Participant Loans	$—	$—	$847,665	$847,665
The table below sets forth a summary of changes in the fair value of the Plan’s non-Master Trust related level 3 assets for the year ended December 31, 2008:

Participant
Loans
Balance, beginning of year	$1,483,225
New loans issued, interest earned and repayments-net	(635,560)

Balance, end of year	$847,665

c.
Use of Estimates - Estimates and assumptions made by the Plan’s management affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases to Plan assets during the reporting period. Actual results could differ from those estimates.

d.	Payment of Benefits - Benefits are recorded when paid.

e.
Risks and Uncertainties - The Plan invests in various investments. In general, investments are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of certain investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3.	MASTER TRUST

At December 31, 2008 and 2007, with the exception of the participant loan fund, all of the Plan’s investment assets were held in the Master Trust account at the Trustee. Use of the Master Trust permits the commingling of the trust assets of a number of benefit plans of Rockwell Automation and its subsidiaries for investment and administrative purposes. Although assets are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net earnings or loss of the investment accounts to the various participating plans.

The Master Trust investments are valued at fair value at the end of each day. If available, quoted market prices are used to value investments. If quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

The net earnings or loss of the accounts for each day are allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of all participating plans.

The net assets of the Master Trust at December 31, 2008 and 2007 are summarized as follows:

	2008	2007

Money market fund	$18,843,528	$23,063,651
Cash	19,928,284	1,796,220
Common stocks	425,956,165	881,455,840
Mutual funds	631,823,559	1,055,461,542
Brokeragelink account	11,040,114	12,534,606
Corporate debt investments	10,117,956	12,163,005
Asset and mortgage backed securities	21,014,503	26,007,956
U.S. government securities	2,987,820	8,582,508
Other fixed income investments	2,274,822	2,040,283
Investments in common collective trusts:
Fidelity U.S. Equity Index Commingled Pool	69,213,365	116,859,596
Mellon Rockwell EB Daily Fund	14,826,301	—
Stable Value Fund - guaranteed investment contracts	535,052,749	514,626,720

Total investments at fair value	1,763,079,166	2,654,591,927
Accrued income	21,929	1,063,715
Accrued fees	(515,429)	(905,965)
Pending trades (net)	529,099	(970,517)

Net assets at fair value	1,763,114,765	2,653,779,160
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,582,493	(3,233,648)

Net assets	$1,770,697,258	$2,650,545,512

The following is a description of the valuation methodologies used for the Master Trust’s investments measured at fair value. There have been no changes in the methodologies used in December 31, 2008 and 2007.
Money market fund - Valued at cost, which approximates the fair value of the net asset value of shares held at year end.
Common stocks and corporate debt investments - Valued at the closing price reported on the active market on which the individual securities are traded.
U.S. government securities, asset and mortgage backed securities and other fixed income investments - Valued at the most recent closing price reported on the market on which individual securities are traded.
Mutual funds and Brokeragelink accounts - Valued at the net asset value of shares held at year end.
Common collective trust; Stable Value Fund - Valued at fair value, based on information provided by the trustee, by discounting the related cash flows based on current yields of similar instruments with comparable durations and considering the credit-worthiness of the issuer of the specific instruments held by the fund at year end.
Common collective trust; Other - Valued at the net asset value of shares held at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Master Trust believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables set forth by level, within the fair value hierarchy, the fair value of the Master Trust’s investments as of December 31, 2008:
Investments at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Money market fund	$—	$18,843,528	$—	$18,843,528
Cash	19,928,284	—	—	19,928,284
Common stock	425,956,165	—	—	425,956,165
Mutual funds	631,823,559	—	—	631,823,559
Brokeragelink accounts	11,040,114	—	—	11,040,114
Corporate debt	10,117,956	—	—	10,117,956
U.S. government securities	2,987,820	—	—	2,987,820
Asset and mortgage backed securities	—	21,014,503	—	21,014,503
Other fixed income investments	—	2,274,822	—	2,274,822
Common collective trusts	—	84,039,666	535,052,749	619,092,415

Total Master Trust Investments	$1,101,853,898	$126,172,519	$535,052,749	$1,763,079,166

The table below sets forth a summary of changes in fair market value of the Master Trust’s level 3 assets for the year ended December 31, 2008:

Common collective trust -
Stable Value Fund

Balance, beginning of year	$514,626,720
Change in adjustment to fair value from contract value	(10,816,141)
Purchases, sales, issuances, and settlements, net	31,242,170

Balance, end of year	$535,052,749

The Plan offers a Stable Value Fund option which, through the Master Trust, invests primarily in guaranteed investment contracts (“GICs”) and money market investments. The GICs are benefit-responsive and are designed to allow the Stable Value Fund to maintain a constant net asset value (“NAV”) and to protect the funds in extreme circumstances. The contracts accrue interest using a formula called the “crediting rate.” The contracts use the crediting rate formula to convert fair value changes in the covered assets into income distributions in order to minimize the difference between the fair and contract value of the covered assets over time. Using the crediting rate formula, an estimated future fair value is calculated by compounding the fund’s current fair value at the fund’s current yield to maturity for a period equal to the fund’s duration. The crediting rate is the discount rate that equates that estimated future fair value with the fund’s current contract value. Crediting rates are reset quarterly. The contracts provide a guarantee that the crediting rate will not fall below 0%. The crediting interest rate for the Stable Value Fund was 3.93% and 4.75% at December 31, 2008 and 2007, respectively. The crediting interest rates on the underlying investments are reviewed on a quarterly basis for resetting. The average yield for the years ended December 31, 2008 and 2007 was 4.57% and 4.74%, respectively.

The fair value of the Stable Value Fund equals the fair value of the underlying assets in the related common collective trust fund reported to the Plan by the Trustee. In determining the net assets available for benefits, the Stable Value Fund is recorded at contract value. An investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
An issuer may terminate a contract at any time. In the event that the fair value of the fund’s covered assets is below their contract value at the time of such termination, the Trustee may elect to keep the wrap contract in place until such time as the fair value of the fund’s covered assets is equal to their contract value. A wrap issuer may also terminate a wrap contract if the Trustee’s investment management authority over the fund is limited or terminated as well as if all of the terms of the wrap contract fail to be met. In the event that the fair value of the fund’s covered assets is below their contract value at the time of such termination, the terminating wrap provider would not be required to make a payment to the fund.
The Plan’s interest in the Stable Value Fund was approximately 3% and 4% at December 31, 2008 and 2007, respectively.
The net investment income of the Master Trust for the years ended December 31, 2008 and 2007 is summarized as follows:

	2008	2007

Interest	$24,027,047	$25,534,526
Dividends	42,879,373	65,888,256
Net (depreciation) appreciation in fair value of investments:
Common stocks	(347,052,254)	109,393,501
Mutual funds	(413,135,136)	23,257,042
Debt investments	(6,057,328)	2,394,752
Investment in common collective trust -
Fidelity U.S. Equity Index Commingled Pool	(41,626,484)	7,632,374
Mellon Rockwell EB Daily Fund	780,146	—
Brokeragelink accounts	(5,414,903)	1,381,768

Net investment (loss) income	$(745,599,539)	$235,482,219

The Plan’s interest in the Master Trust, as a percentage of net assets held by the Master Trust was approximately 2% at December 31, 2008 and 2007. While the Plan participates in the Master Trust, the investment portfolio is not ratable among the various participating plans. As a result, those plans with smaller participation in the common stock funds recognized a disproportionately lesser amount of net depreciation in 2008 and net appreciation in 2007.
The Master Trust’s investments that exceeded 5% of net assets as of December 31, 2008 and 2007 are as follows:

Description of Investment	2008	2007

Stable Value Fund	$535,052,749	$514,626,720
Rockwell Automation, Inc. common stock	169,637,079	345,824,056
Fidelity International Discovery Fund	90,682,644	193,810,010
Fidelity Freedom 2020 Fund	96,985,757	155,557,645
4.	NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments in the Rockwell Automation Stock Fund for the year ended December 31, 2008 and 2007 is as follows:

	2008	2007

Net Assets, Beginning of Year*	$9,098,705	$14,167,252

Changes in net assets:
Contributions	634,987	577,036
Dividends	130,167	196,372
Net (depreciation) appreciation	(4,090,704)	1,363,807
Benefits paid to participants	(967,045)	(5,273,150)
Administrative expenses	(5,951)	(12,743)
Transfers (Note 6)	(1,523,088)	(1,919,869)

Total changes in net assets	(5,821,634)	(5,068,547)

Net Assets, End of Year*	$3,277,071	$9,098,705

*	These net assets are included in the Master Trust.
5.	TAX STATUS

The Internal Revenue Service has determined and informed Rockwell Automation by letter dated October 3, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (the “IRC”). The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable provisions of the IRC and the Plan continues to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	PARTICIPANT WITHDRAWALS

Effective January 31, 2007, Rockwell Automation sold the Dodge mechanical and Reliance Electric motors and motor repair services businesses. As a result of the sale, all employees of the divested businesses were terminated and those not fully vested in the Plan were considered to be 100% vested upon termination. These former employees took distributions totaling $33,620,400 and are included in “Payments to participants or beneficiaries” in the 2007 Plan financial statements.

Effective November 7, 2007, retirees and former employees are limited to holding 15% of the total fair value of their account in the Rockwell Automation Stock Fund. Participants have an option to transfer funds out of the Rockwell Automation Stock Fund. Effective November 7, 2007, all balances exceeding the 15% limit were automatically transferred into a temporary account (the “Liquidation Fund”), and later, in a phased approach, reallocated into a Fidelity Freedom Fund based on participant’s date of birth. The reallocation into the Fidelity Freedom Funds was completed on December 11, 2007 and totaled $526,178.

7.	PLAN CHANGES

In November 2007, the Plan was amended to provide that any participant who is not an active employee would be limited to holding 15% of his or her total fair market account balance under the Plan in the Rockwell Automation Stock Fund. Each year, on or prior to June 30, any amount that exceeds 15% of the total fair value will be automatically reallocated for participants who were not active employees as of the preceding December 31. The amount in excess of the limit will be liquidated and automatically transferred to a Fidelity Freedom Fund based on the participant’s date of birth.

8.	RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are shares of mutual funds managed by Fidelity Management Trust Company. Fidelity is the trustee and recordkeeper as defined by the Master Trust; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Master Trust for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2008 and 2007, the Master Trust held 5,261,696 and 5,014,850 shares, respectively, of common stock of Rockwell Automation, the sponsoring employer, with a cost basis of $64,648,703 and $40,352,482, respectively, and a fair value of $169,637,079 and $345,824,056, respectively.

During 2008 and 2007, dividends on Rockwell Automation common stock paid to eligible plan participants were $5,943,623 and $9,566,729, respectively.

9.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Reconciliation of net assets available for benefits reported in the financial statements to the net assets reported on line 1(l) of the 2008 Form 5500 Schedule H, Part I is presented below.

	2008	2007

Net assets available for benefits reported in the financial statements	$35,858,076	$57,956,905
Adjustment from contract value to fair value for interest in Master Trust relating to fully benefit-responsive investment contracts	(254,394)	135,685

Net assets available for benefits reported on Form 5500	$35,603,682	$58,092,590

Reconciliation of interest in loss of Master Trust reported in the financial statements to the net investment loss from master trust investment accounts reported on line 2(b)(8) of the 2008 Form 5500 Schedule H, Part II is presented below.

2008
Interest in loss of Master Trust reported in the financial statements	$11,569,838
Adjustment from contract value to fair value for interest in Master Trust relating to fully benefit-responsive investment contracts	390,079

Net investment loss from master trust investment accounts as reported on Form 5500	$11,959,917

10.	SUBSEQUENT EVENT

In April 2009, Rockwell Automation amended the Plan to suspend the matching contribution for the period of April 24, 2009 through September 30, 2009, Rockwell Automation’s fiscal year end.
* * * * *

ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES
FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR),
DECEMBER 31, 2008
EIN 25-1797617
PLAN NUMBER 007

Column A	Column B	Column C	Column D	Column E
		Description of Investment
	Identity of Issuer,	Including Collateral, Rate
	Borrower, Lessor	of Interest, Maturity Date,		Fair
	or Similar Party	Par or Maturity Value	Cost	Value

*	Fidelity Management Trust Company	Defined Contribution Master Trust	$38,808,186	$34,756,017

*	Various participants	Participant Loans; rates ranging between 5% and 10.5%,
		due 2009 to 2017	0	847,665

	Total assets (held at end of year)		$38,808,186	$35,603,682

*	Party-in-interest.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
ROCKWELL AUTOMATION RETIREMENT SAVINGS PLAN
FOR HOURLY EMPLOYEES

By	/s/ Teresa E. Carpenter Teresa E. Carpenter
Plan Administrator
Date: June 23, 2009

Exhibit A
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in the Registration Statement No. 333-149581 of Rockwell Automation, Inc. on Form S-8 of our report dated June 23, 2009, appearing in this Annual Report on Form 11-K of Rockwell Automation Retirement Savings Plan for Hourly Employees for the year ended December 31, 2008.
Baker Tilly Virchow Krause, LLP
Milwaukee, Wisconsin
June 23, 2009